                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   _________

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.2)/1/



                               Vector Group Ltd.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 112525-10-0
--------------------------------------------------------------------------------
                                (CUSIP Number)


                            John F. Hartigan, Esq.
                        Morgan, Lewis & Bockius LLP
                          300 South Grand Avenue
                    Los Angeles, California 90071-3132
                              (213) 612-2500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 June 30, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

------------------------                             ------------------------
CUSIP No.                          13D                 Page 2 of 5 Pages
------------------------                             ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        AIF II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
             OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES                2,324,000 shares of Common Stock
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER

     OWNED BY        8
       EACH
     REPORTING
                   -----------------------------------------------------------
       PERSON             SOLE DISPOSITIVE POWER
                     9
       WITH
                            2,324,000 shares of Common Stock
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                  2,324,000 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [_]
12    CERTAIN SHARES*

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            10.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
               PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages

------------------------                             ------------------------
CUSIP No.                          13D                 Page 3 of 5 Pages
------------------------                             ------------------------

------------------------------------------------------------------------------
    NAME OF REPORTING PERSONS
 1  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Lion Advisors, L.P.
------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
             OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                  2,324,000 shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                      9
     REPORTING

       PERSON      -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                               2,324,000 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                  2,324,000 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [_]
12    CERTAIN SHARES*

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            10.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
               PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 5 Pages

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

     This Amendment No. 2 amends and supplements the following Items of the Statement on Schedule 13D (the "Schedule 13D") of AIF II, L.P. and Lion Advisors, L.P. (collectively, the "Reporting Persons") originally filed on March 27, 1998 with the Securities and Exchange Commission with respect to the shares of Common Stock, par value $0.10 per share, of Vector Group Ltd. (formerly known as Brooke Group Ltd.) (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the
Schedule 13D.

     Responses to each item below are incorporated by reference into each other item, as applicable.

Item 4.  Purpose of Transaction.
------   ----------------------

     The filing is being made in connection with the transfer of rights from the Reporting Persons to Artemis America Partnership ("Artemis America") effective as of June 30, 2000, with respect to currently exercisable warrants to purchase an aggregate of 1,826,000 shares of Common Stock (the "Warrants"). The Warrants were previously beneficially held by Lion Advisors, L.P. ("Lion") in a managed account on behalf of Artemis America pursuant to an investment management agreement by and between Lion and Artemis America (the "Management Agreement"). The Management Agreement expired pursuant to its terms on June 30, 2000, effecting the transfer of beneficial ownership of the Warrants.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     The response to Item 4 is incorporated herein. The Reporting Persons previously beneficially held an interest in currently exercisable warrants to purchase in the aggregate 4,150,000 shares of Common Stock of the Issuer. Of these shares, 1,826,000 shares were beneficially held pursuant to the Management Agreement which expired June 30, 2000. Accordingly, the Reporting Persons beneficially own an aggregate of 2,324,000 shares of Common Stock, representing approximately 10.6% of the issued and outstanding shares of Common Stock (assuming exercise in full of the Warrants), based on the Issuer having issued and outstanding 21,989,782 shares of Common Stock on May 12, 2000 (according to the Issuer's most recent Quarterly Report on Form 10-Q). The Reporting Persons have sole voting and dispositive power with respect to the shares of Common Stock acquired upon exercise of the remaining warrants.

                               Page 4 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct and agree that this statement is filed on behalf of each of them.

Dated:  July 12, 2000

                                        AIF II, L.P.

                                        By: Apollo Advisors L.P.,
                                             its General Partner
                                        By: Apollo Capital Management, Inc.,
                                             its General Partner


                                        By:  /s/ Michael D. Weiner
                                           -------------------------------------
                                           Name:  Michael D. Weiner
                                           Title: Vice President, Apollo Capital
                                                   Management, Inc.



                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct and agree that this statement is filed on behalf of each of them.

Dated:  July 12, 2000


                                        LION ADVISORS, L.P.

                                        By:  /s/ Michael D. Weiner
                                           -------------------------------------
                                        Name:  Michael D. Weiner
                                        Title: Vice President, Lion Capital
                                                Management, Inc.


                               Page 5 of 5 Pages